SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

19 May 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 ~~(3-6)~~ 3-2
450 Fifth Street
Washington DC 205549
USA


SEC MAIL
PROCESSING
RECEIVED
JUL - 1 2003
WASH., D.C.
188
SECTION

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.


03024263

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

SUPPL

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

dlw 7/2

Announcement Body Information:

On 19 May 2003 the Company received notification under Part VI of the Companies Act 1985, that Barclays PLC no longer has a notifiable interest in the Ordinary Shares of 65 5/19p each of Severn Trent Plc.

www.severntrent.com